August 2, 2006

Mr. Nicholas Vamvakas
ME Portfolio Management Limited
Level 23
360 Collins Street
Melbourne, VIC 3000
Australia

Re: **ME Portfolio Management Limited**
       Amendment No. 1 to Registration Statement on Form S-3
       Filed July 6, 2006
       File No. 333-134196

Dear Mr. Vamvakas:

       We have reviewed your Amendment No. 1 to Registration Statement on Form S-3
filed on July 6, 2006 and have the following additional comments. Please note that all
page references below correspond to the marked version of your filing provided by
counsel.

Registration Statement on Form S-3

General

1. We note your response to our prior comment 1 and your revisions. However, we
   also note your continued use of terms not used in Regulation AB, such as
   "Manager" and "Mortgage Manager," as well as referring to "ME as servicer" and
   "MEPM as depositor." Please use non-Regulation AB terms, such as Manager
   and Mortgage Manager, only alongside their Regulation AB counterparts.

2. Consider adding a separate section defining the Australian terms by using
   Regulation AB terms to assist investors familiar with U.S. terminology.

3. In this regard, we note you state in your response to prior comment 1 that
   Regulation AB terminology is not fully applicable to the range of functions of the
   transaction parties. We do note that you have revised your disclosure under
   "Parties to the Transaction" in response to comments 11, 12 and 13 and to
   identify your servicer, originator and sponsor. If you do not believe that
   Regulation AB terminology is applicable in certain respects, please provide
   detailed analysis, in each case, as to why certain traditional Regulation AB

transaction parties do not exist in the Australian structure and explain the process by which you determined that certain parties were sufficiently analogous to the Regulation AB parties to merit identification as depositor, sponsor, servicer and originator. In the alternative, if you believe that the transaction party has functions beyond the functions defined in the Regulation AB terms, please make that clear in your response.

Prospectus Supplement

Cover

4. We note that some public securities have quarterly payments and some have monthly payments. Please confirm that you plan to file a Form 10-D with each distribution.

Disclaimers, page S-7

5. The disclosure regarding Perpetual Limited, which appears in the second-to-last full paragraph on page S-7, seems to conflict with the disclosure required by 1102(d) of Regulation AB. Please advise.

6. We note the second-to-last paragraph in this section. Please delete the reference to other disclaimers that are not presently included the supplement.

SMHL Securitization Program, S-15

7. Please explain what it means for ME to originate housing loans "in the name of Perpetual Limited."

Credit Enhancements, page S-17

8. We note your response to our prior comment 18 and your added disclosure. Please clarify in your response that you will provide the financial information as outlined in Item 1114(b)(2) of Regulation AB if the significance percentage meets the applicable thresholds.

Events of Default, page S-28

9. We note your added disclosure on page S-28. Please clarify whether, in any event, the preferences specified in security deed may be different than the subordination preferences.

The Housing Loan Pool, page S-28

10. Please also include disclosure here and in the base that the pool will include housing loans that may have a redraw or top-up feature. Also add similar disclosure to the cover page.

Fees and Expenses, page S-29

11. We note that "the mortgage component of the manager's fee" may not exceed the servicing fee and other fees payable to ME by MEPM. Please clarify the meaning of this disclosure and disclose here the servicing fee as a formula. Refer to Item 1103(a)(7) of Regulation AB. Additionally, please revise your disclosure on page S-124 to separate out the servicing fee.

The Issuing Entity, page S-56

12. Please revise the final bullet on page S-57 to clarify, if true, that the amount payable to the origination fund trustee is the amount necessary to purchase the loans transferred to the issuing entity. The current disclosure is unclear as to the purpose fund transfer.

13. We note on page S-59 that the structure of the transaction is intended to "mitigate insolvency risk" and that assets "should not be available to other creditors." Please expand your disclosure to provide the disclosure required in Item 1107(k)(2)-(4) or Regulation AB as to the issuing entity and the issuer trustee. Refer also to Item 1100(e) of Regulation AB.

Other Trusts, page S-67

14. Please tell us why these entities are necessary to the securitization. For example, why can't the Class A Note Trust and the Security Trust's duties be performed by some other person, such as the Issuer Trustee?

Delinquency Experience of the Housing Loans, page S-89

15. Please provide the number of accounts and dollar amount of delinquent loans in each thirty day bucket. Your current disclosure identifies only the percentage of loans that are delinquent in each thirty-day period. Refer to 1100(b) of Regulation AB.

Base Prospectus

Assets of a Fund, page 10

16. We note your response to prior comment 36. Please revise to specify that you are referring to the base prospectus, rather than merely "this prospectus."

The Housing Loans, page 11

17. We note your response to prior comment 37. The circumstances under which you may "add, remove or vary" loan features, as disclosed in the final paragraph on page 26, are unspecified. Please revise to clarify.

Transfer and Assignment of the Housing Loans, page 12

18. The meaning of the second bullet in your supplemental response to prior comment 40 is unclear. Please revise to explain whether loans can be transferred without the accompanying transfer of the right to receive proceeds from the loans.

Fund Accounts, page 44

19. We note your response to our prior comment 48 and that you deleted your disclosure regarding the issuance of additional notes. Please revise to include disclosure regarding the issuance of additional notes in the base prospectus by specifying which types of additional notes you intend to issue and indicate that they will be non-offered notes or advise.

Liquidity Reserve, page 45

20. Please clarify how the liquidity reserve will be funded. Is it the same as the cash collateral account?

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (917.777.2160)
        Mr. Christopher J. Kell, Esq. (Skadden)